EXHIBIT 12

TRANSAMERICA FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)

	Nine months ended September 30,
	2001	2000

Fixed charges:
Interest and debt expense	$ 361.5	$ 457.9
One-third of rental expense	19.0	20.6

	$ 380.5	$ 478.5

Earnings:
Net income (loss) before income taxes
and cumulative effect of accounting
change	81.4	(40.2)
Fixed charges	380.5	478.5

	$ 461.9	$ 438.3

Ratio of earnings to fixed charges	1.21	0.92

        The ratios were computed by dividing net income before income taxes, the cumulative effect of accounting change, and fixed charges, by fixed charges. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximates the interest factor.

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